.EX-99.1

Changes in Affiliates (Addition)

Medical Materials Co. Ltd. was established to manufacture dental implant coatings.

Company to be affiliated :

• Company Name: Medical Materials Co. Ltd.

• Total Assets (KRW): 300,000,000

• Total Shareholders’ Equity (KRW): 300,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 300,000,000

• Total number of affiliated companies after additional affiliation: 109